EXHIBIT 8

LIST OF EDAP TMS S.A. SUBSIDIARIES

(as of March 16, 2007)

Name of Subsidiary	Juridiction of Incorporation

Technomed Medical Systems S.A.	France
EDAP S.A.	France
EDAP Technomed S.r.l.	Italy
EDAP Technomed, Inc.	United States
EDAP Technomed Co. Ltd.	Japan
EDAP Technomed Sdn Bhd	Malaysia
EDAP GmbH	Germany